SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549
                 __________________________

                        FORM 11-K


ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

        Commission File Number 1-9735

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             BERRY PETROLEUM COMPANY THRIFT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                   Berry Petroleum Company
                 5201 Truxtun Avenue, Suite 300
                Bakersfield, California 93309-0640

                          BERRY PETROLEUM COMPANY
                                THRIFT PLAN







                       AUDITED FINANCIAL STATEMENTS
                        AND SUPPLEMENTAL SCHEDULES






              For the Years Ended December 31, 1998 and 1997

                    BERRY PETROLEUM COMPANY THRIFT PLAN

                        December 31, 1998 and 1997

                                   INDEX

Report of Independent Auditors                                4

Financial Statements

 Statements of Net Assets Available for Benefits              5
 Statements of Changes in Net Assets Available for Benefits   6
 Notes to Financial Statements                                7

Supplemental Schedules

 Item 27a - Schedule of Assets Held for
              Investment Purposes                            18
 Item 27d - Schedule of Reportable Transactions              19

Signatures                                                   20
Consent of Independent Auditors                              21
Certifications                                               22

                       INDEPENDENT AUDITOR'S REPORT


To the Administrator of the
Berry Petroleum Company Thrift Plan


We have audited the accompanying statements of net assets available for the benefits of the Berry Petroleum Company Thrift Plan (the "Plan") as of December 31, 1998 and 1997 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis,
evidence supporting the amounts of and  disclosures  in   the   financial
statements.   An  audit  also includes assessing the accounting  principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997 and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.


/s/ Daniells, Phillips, Vaughan & Bock

Bakersfield, California
June 28, 1999





                    BERRY PETROLEUM COMPANY THRIFT PLAN
              Statements of Net Assets Available for Benefits
                        December 31, 1998 and 1997



                                           1998        1997
    ASSETS:
     Investments, at contract value
      Blended income fund              $ 4,977,725  $         -
      Group annuity contracts                    -    5,819,805
     Investments, at fair value          5,824,925    5,055,106
     Participant loans                     749,358      575,037
     Cash, interest bearing                      -        8,243
                                        ----------   ----------
    Net assets available for benefits  $11,552,008  $11,458,191
                                        ==========   ==========


















The accompanying notes are an integral part of these financial statements.

                    BERRY PETROLEUM COMPANY THRIFT PLAN
        Statements of Changes in Net Assets Available for Benefits
                  Years Ended December 31, 1998 and 1997


     ADDITIONS TO NET ASSETS:               1998          1997

     Contributions from:
       Participants                      $  366,781    $  389,441
       Employer                             236,277       295,021
       Participant rollover
        contribution                            311        88,233

     Interest and dividends                 744,422       799,023
     Forfeiture activity                         95             -
     Net appreciation in
      fair value of investments             417,368       540,362
                                         ----------    ----------
           Total additions                1,765,254     2,112,080
                                         ----------    ----------
     DEDUCTIONS:

     Loan administrative fees                 1,620             -

     Benefits paid to participants        1,669,817       423,114
                                         ----------    ----------
     Total deductions                     1,671,437       423,114
                                         ----------    ----------
     Net increase                            93,817     1,688,966

     Net assets available for benefits,
       beginning of year                 11,458,191     9,769,225

     Net assets available for benefits,  ----------    ----------
       end of year                      $11,552,008   $11,458,191
                                         ==========    ==========







The accompanying notes are an integral part of these financial statements.

                    BERRY PETROLEUM COMPANY THRIFT PLAN
                       NOTES TO FINANCIAL STATEMENTS

1.   Plan Description

  The following description of the Berry Petroleum Company Thrift Plan (the "Plan") is provided for general information purposes only.
Participants should refer to the Plan Agreement for more complete information.

General

  The Plan is a defined contribution plan under Section 401(k) of the Internal Revenue Code (the "Code"). All employees of Berry Petroleum Company (the "Company") who have completed six months of service, as defined in the Plan Agreement, and who are not covered by a collective bargaining agreement with retirement benefits, are eligible to participate in the Plan.

  In March 1998, the Plan Trustees were notified by Coopers & Lybrand, the recordkeeper for the Plan, that they would no longer do the recordkeeping as of September 1, 1998. An evaluation of the Plan and a search for a new recordkeeper was commenced. The result was that Fidelity Institutional Retirement Services Inc. ("Fidelity") was appointed the new Plan Trustee and recordkeeper, on a fully bundled basis, effective July 1, 1998.

Contributions

  Employees who elect to participate in the Plan must contribute 6% of their annual earnings as a basic tax-deferred contribution. The Company matches 100% of this employee contribution. Effective November 1, 1992, the Plan was modified to provide for increased Company matching of employee contributions if certain financial results are achieved. Company matching contributions will range from 6% to 9% of eligible participating employee earnings. Matching contributions varied from 6% to 7% in 1998 and 6% to 9% in 1997. The participant could also contribute an additional 1% to 4% as a supplemental tax-deferred contribution and an additional 1% to 4% as an after-tax contribution. On January 1, 1998, the Plan was amended to allow employees to contribute a maximum combined pre-tax and after-tax deferral of 16% from the previous combined 14% maximum.

  Participant and employer contributions are subject to statutory limitations. Participants vest immediately in their contributions, and vesting in employer contributions is at a rate of 20% per year of service during the first five years of employment.

Investment Funds

  In conjunction with the change to Fidelity, certain of the mutual funds were not available as of July 1, 1998 and were replaced by alternative mutual funds. As of July 1, 1998 the following changes took place:

     * All assets in the GAM International Class A Fund were transferred to Fidelity Diversified International Fund.
     * All assets in the T. Rowe Price Equity Income Fund were transferred to Fidelity Equity Income I Fund.

                    BERRY PETROLEUM COMPANY THRIFT PLAN
                       NOTES TO FINANCIAL STATEMENTS

1.   Plan Description (cont'd)

Investment Funds (cont'd)

     * All assets in the Vanguard Wellesley Income Fund were transferred to Fidelity Puritan Fund.
     * Assets in the existing GIC contracts are being left intact until maturity, less 3% of each contract for liquidity purposes. The GIC contracts plus the 3% liquidity portion were combined with Fidelity's Managed Income Portfolio to form the Blended Income Fund Option. The GIC contracts mature in December 1998 through 2001 and will be added to the Managed Income Portfolio as they mature.

  In addition to the asset changes noted above, additional investment options were added, certain provisions of the Plan were changed and a new Plan was adopted to incorporate those changes. In conjunction with this change, the Participants have daily access to their account balances including daily valuations and transfers, rather than quarterly access under the prior plan. Another change was to allow Berry Petroleum Company Stock as an investment for both Employer matching funds and Employee contributions. Also, the Plan allows a maximum of two loans to be outstanding at one time, rather than the one loan previously allowed.

  The investment selections available to participants on July 1, 1998 were as follows:

   Berry Petroleum Company Stock     Fidelity Puritan Fund
   Blended Income Fund               Fidelity Spartan U.S. Stock Index Fund
   Fidelity Contrafund               Fidelity U.S. Bond Index Fund
   Fidelity Diversified              Fidelity Freedom Income Fund
    International Fund
   Fidelity Equity Income I Fund     Fidelity Freedom 2000 Fund
   Fidelity Growth & Income Fund     Fidelity Freedom 2010 Fund
   Fidelity Low Priced Stock Fund    Fidelity Freedom 2020 Fund
                                     Fidelity Freedom 2030 Fund

  Contributions made by or on behalf of Plan participants are invested monthly and held under a trust agreement in one or more of the investment funds selected by the Plan Sponsor in accordance with the provisions of the Plan Agreement and as directed by the participants. As of December 31, 1998, employees were able to choose to have their contributions invested in the Blended Income Fund, Berry Petroleum Company Common Stock and 13 mutual funds.

  The 13 mutual funds available for investments are noted above: Fidelity Contrafund seeks high capital appreciation, Fidelity Diversified International seeks capital appreciation investing in equity markets worldwide but mainly those in the Morgan Stanley EAFE Index, which excludes the United States, Fidelity Equity Income I is a stock fund seeking capital appreciation and dividend income that exceeds the yield of the Standard & Poors 500 Index ("S & P 500 Index"), Fidelity Growth & Income seeks long-term capital growth, current income and growth of income, consistent with reasonable investment risk, Fidelity Low Priced Stock seeks capital appreciation by investing mainly in low-priced common stocks (less than $35.00 at original purchase), Fidelity Puritan seeks as much income as possible, consistent with the preservation of capital, by investing in common stocks, bonds and preferred stock, Fidelity Spartan U. S. Stock Index is a stock index fund that seeks investment results that correspond to the total return performance of the S & P 500 Index by duplicating the investment composition.

                    BERRY PETROLEUM COMPANY THRIFT PLAN
                       NOTES TO FINANCIAL STATEMENTS

1.   Plan Description (cont'd)

Investment Funds (cont'd)

  The Fidelity U. S. Bond Index Fund seeks to provide investment results that correspond to the aggregate price and interest performance of the debt securities of the Lehman Brothers Aggregate Bond Index. The Fidelity Freedom Income Fund seeks a high level of current income with capital appreciation as a secondary objective. The Fidelity Freedom Funds are designed to provide attractive long-term return consistent with the targeted investment horizon. At December 31, 1998 all of the funds available have been utilized with the exception of the Fidelity Freedom Income Fund.

  The Plan had group annuity contracts ("GICs") with John Hancock Mutual Life Insurance Company ("John Hancock") and United of Omaha Life Insurance Company ("United of Omaha") during 1998 and 1997. All of the Plan's group annuity contracts are fully benefit responsive. Each account is credited with income determined at a fixed interest rate until maturity. These contracts are included in the financial statements at December 31, 1998 and 1997 at the contract value (which approximates fair market value) as reported by the insurance companies. The contracts with United of Omaha and John Hancock, with total contract values at December 31, 1998 of $2,509,805 and $2,349,022, respectively, represent more than 5% of net assets available for Plan benefits at December 31, 1998. In addition, the investments in three mutual funds, Fidelity Contrafund, Fidelity Equity Income I and Fidelity Growth & Income, had fair values of $1,887,354, $898,425 and $765,193, respectively, at December 31, 1998 which each represent more than 5% of net assets available for Plan benefits.

  The following table presents a summary of credited interest rates and average yield information for each of the GICs for the period shown:

                           1998                        1997
                Credited                    Credited
                Interest         Average    Interest          Average
Issuer           Rate             Yield       Rate              Rate


United of Omaha
Contract #1          -                 -   8.900% due 12/31/97  8.900%


Contract #2  5.650% due 12/31/98   6.197%  5.650% due 12/31/98  6.197%
             5.833% due 12/31/98           5.833% due 12/31/98
             8.094% due 12/31/99           8.094% due 12/31/99

John Hancock
Contract #1  6.68% due 12/20/2000   6.68%  6.68% due 12/20/2000  6.68%
Contract #2  6.17% due 12/31/2001   6.17%  6.17% due 12/31/2001  6.17%

                    BERRY PETROLEUM COMPANY THRIFT PLAN
                       NOTES TO FINANCIAL STATEMENTS


1.        Plan Description (cont'd)

Participant Accounts

  Participant statements are prepared and distributed quarterly. However, the participant can access their account daily with Fidelity's NetBenefits online service. Each participant's account is credited with the participant's and the Company's contributions, in addition to the allocation of any Plan earnings or losses and forfeitures of terminated participants' nonvested accounts. Earnings or losses are allocated on a fund by fund basis. Allocations are based on the ratio of the participant's account balance in each mutual fund to the total assets of the mutual fund. Allocation of forfeitures is based on service units from 0 to 12 depending on months of service during the year. Only employees who are active participants at December 31 each year are eligible for the allocation of forfeitures to their accounts. Forfeitures allocated to participant accounts for the years ended December 31, 1998 and 1997 totaled $9,681 and $5,841, respectively.

Participant Loans

  Participants are entitled to borrow from their vested account balances in amounts from $1,000 to $50,000 but not in excess of 50%, of their vested account balances. Interest is computed based on the prime rate in the Wall Street Journal on the date of the application, plus 2%. A maximum of two loans can be outstanding at any one time and each loan must be repaid over a period of from 1 to 5 years. Each loan is supported by a promissory note with the participant's account balance as collateral.

Hardship Withdrawals

  The Plan allows for hardship withdrawals to pay certain housing, health or education expenses if the participant does not have other funds available for these expenses. Internal Revenue Service ("IRS") regulations require that a participant cannot make contributions to the Plan for 12 months after taking a hardship withdrawal. In addition, participants will not receive matching contributions or forfeitures for the 12 months they are ineligible to participate in the Plan.

Payment of Benefits

  Upon termination of service due to retirement, death, disability or other reasons, the participant or beneficiary, in the case of death, can request withdrawal of his or her account equal to the value of the vested balance in the participant account, reduced by any unpaid loan balance. If desired, a participant can leave the account balance in the Plan until the participant attains age 70 and 1/2 unless the participant's vested account balance is less than $5,000, in which case the vested account balance would be distributed to the participant.

Plan Termination

  Although it is anticipated that the Plan will remain in effect indefinitely, the Company has the right to discontinue its contributions and terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of complete or partial termination of the Plan, participants become 100% vested in the employer contributions and earnings thereon. Upon termination of the Plan, all participants have equal priority in the distribution of any Plan assets in excess of Plan liabilities.

                    BERRY PETROLEUM COMPANY THRIFT PLAN
                       NOTES TO FINANCIAL STATEMENTS

1.        Plan Description (cont'd)

Trustees and Administration

  The Company has entered into a trust agreement with Fidelity Management Trust Company (Fidelity) to handle duties as the named Trustee for the Plan. Three officers of the Company: Jerry V. Hoffman, Ralph J. Goehring and Kenneth A. Olson are the Administrators of the Plan and Berry Petroleum Company is the Plan Sponsor. The Administrators have the authority to delegate plan administration duties as necessary. Certain administrative expenses are paid by the Company. Fidelity, as the Trustee, receives contributions from the Plan Sponsor, invests and reinvests the Plan's assets, determines the market value of Plan assets, prepares statements and processes loans and withdrawals to beneficiaries.

Concentration of Credit Risk

  At December 31, 1998, approximately 42% of Plan investments at fair value are invested in GICs with insurance companies. The following tables present the concentration of credit risk and current ratings for the insurers holding group annuity contracts:

                                  Percentage of Total GIC's
                               Dec 31, 1998        Dec 31, 1997

United of Omaha                     52%                 52%
John Hancock                        48%                 48%

                              Insurance Company Ratings
                Standard &                                    Duff &
                  Poors          Moodys        AM Best        Phelps

United of Omaha     AA            AA3             A             AA
John Hancock        AA+           AA2             A++           AAA

  As noted previously, the group annuity contracts were combined with Fidelity's Managed Income Portfolio on July 1, 1998 to form the Blended Income Fund option. At December 31, 1998 the GIC's made up 98% of the Blended Income Fund balance of $4,977,725.

  The Plan has not incurred any losses related to these investments.

2.        Summary of Significant Accounting Policies

Basis of Accounting

  The Plan's financial statements are prepared using the accrual method of accounting in accordance with generally accepted accounting principles.

                    BERRY PETROLEUM COMPANY THRIFT PLAN
                       NOTES TO FINANCIAL STATEMENTS


2.        Summary of Significant Accounting Policies (cont'd)

Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments

  Quoted market prices as of the valuation date are used to compute the fair value of equity securities in the Berry Stock Fund and the 13 mutual funds. The Plan's investments in GICs are valued at their contract value. Contract value (which approximates fair value) represents contributions made under the contract, plus interest earned at contract rates less withdrawals.

  In accordance with the policy of stating Plan assets at their fair value, the Plan presents the net appreciation (depreciation) in the fair value of its investments in the statement of changes in net assets, which consists of the realized gains or losses and the unrealized appreciation
(depreciation) on those investments.

Reclassifications

  Certain reclassifications have been made to the 1997 financial statements to conform with the 1998 presentation, with no effect or change in net assets available for benefits.

3.        Reconciliation of Financial Statements to Form 5500

  The following is a reconciliation of net assets available for benefits as shown in the accompanying financial statements to those shown in the Form 5500 at December 31:


                                                     1998         1997
 Net assets available for plan benefits as
  reported in the accompanying
  financial statements                          $ 11,552,008  $ 11,458,191
 Less amount allocated to withdrawing
  participants                                             -       933,588
                                                 -----------   -----------
 Net assets available for benefits
  as reported in the Form 5500                  $ 11,552,008  $ 10,524,603
                                                 ===========   ===========

  The following is a reconciliation of benefits paid to participants as shown in the accompanying financial statements to those shown in the Form 5500 for the year ended December 31, 1998:

 Benefits paid to participants per the
  accompanying financial statements                     $ 1,669,817
 Less amounts allocated to withdrawing
  participants at 12-31-97                                 (933,588)
 Plus amounts allocated to withdrawing
  participants at 12-31-98                                        -
                                                         ----------
 Benefits paid to participants as reported
  in the Form 5500                                      $   736,229
                                                         ==========

                    BERRY PETROLEUM COMPANY THRIFT PLAN
                       NOTES TO FINANCIAL STATEMENTS


4.   Tax Status

  On June 7, 1988 the IRS advised the Company that the Plan meets the requirements of Section 401(a) of the Code, as restated by the Tax Reform Act of 1986, and is therefore exempt from federal income taxes under
Section 501(a) of the Code. In 1994 conforming amendments, as requested by the IRS, were made to the Plan Agreement and a favorable determination letter was issued by them on December 7, 1994.

  The Plan has been amended and restated since the receipt of the prior IRS determination letter of December 7, 1994. The Plan Administrator believes the Plan is designed and currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

5.        Subsequent Events

  On January 4, 1999 the GIC Funds in contracts which matured December 31, 1998 at United of Omaha were transferred to Fidelity for the Blended Income Fund option. This transfer totaled $2,003,863. On January 20, 1999, Fidelity transferred $857,987 to John Hancock to fulfill the contract obligations of the Plan to fund Contract GAC 9605 with a total of $1,500,000. The remaining $1,145,876 was left in the Blended Income Fund option for the Plan.

                       BERRY PETROLEUM COMPANY THRIFT PLAN
                          NOTES TO FINANCIAL STATEMENTS

Note 5. Investments

                                                                        Fidelity    Fidelity
                   Blended      Berry               Fidelity           Diversified   Low      Fidelity
     1998           Income      Stock    Fidelity    Equity   Fidelity  Interna-     Priced   Growth &
                     Fund        Fund    Contrafund  Income I  Puritan   tional      Stock     Income
                   ---------   -------  ----------  --------  --------  ---------  ---------  --------
ASSETS:
Investments, at fair value
Net assets available for
benefits           $4,977,725 $ 373,611  $1,887,354 $ 898,425 $ 381,394 $ 517,066  $ 567,236  $ 765,193
                   ==========  ========   =========  ========  ========  ========   =========  ========

                  Fidelity  Fidelity  Fidelity    Fidelity   Spartan   Fidelity
                   Freedom   Freedom   Freedom     Freedom  US Equity  US Bond    Loan
                     2000     2010      2020        2030     Index     Index     Account        Total
                  --------  -------   --------    --------  --------  --------   --------      --------
ASSETS (continued):
Investments, at fair value
Net assets available for
benefits          $  5,109  $ 36,654  $ 30,926   $ 104,123 $ 252,514  $  5,320   $ 749,358    $11,552,008
                   =======   =======   =======    ========  ========   =======    ========     ==========


                                                    T. Rowe
                  Group        Berry   Fidelity      Price     Vanguard    GAM        Fidelity   Fidelity
     1997        Annuity       Stock    Contra-     Equity     Wellesley  Inter-     Low Priced  Growth &   Loan
                Contracts      Fund      fund       Income       Income   national     Stock      Income   Account     Total
                ---------    -------   ---------   ---------  ---------   --------   ---------   -------  --------   ---------
ASSETS:
Investments,
at fair value  $5,819,805   $ 505,688  $1,508,915  $1,021,079 $ 380,585  $ 519,765   $ 554,089  $ 564,985 $ 575,037 $11,449,948
Cash, interest
bearing                 -       8,243           -           -         -          -           -          -         -       8,243
Transfers
pending               739        (244)       (536)        829      (417)       (47)        649       (973)        -           -
Net assets     -----------   --------   ---------   ---------  --------   --------    --------   --------  --------  ----------
available for
benefits        $5,820,544  $ 513,687  $1,508,379  $1,021,908 $ 380,168  $ 519,718   $ 554,738  $ 564,012  $575,037 $11,458,191
                ===========  ========   =========  ==========  ========   ========    ========   ========  ========  ==========

                                           12


                                                                       Fidelity     Fidelity
                  Blended      Berry                Fidelity           Diversified   Low      Fidelity   Fidelity
     1998         Income       Stock     Fidelity    Equity   Fidelity  Interna-     Priced   Growth &   Freedom
                   Fund        Fund     Contrafund  Income    Puritan   tional       Stock     Income      2000
                 ---------    -------   ----------  --------  --------  ---------  ---------  --------  ---------
ADDITIONS TO NET ASSETS:
Contributions from:
 Participants    $ 34,496     $ 4,478   $ 73,020   $  9,798    $ 5,919   $ 16,330   $ 49,169 $  48,228   $  1,163
 Employer          19,876      23,044     37,573      6,796      3,632     11,032     28,770    27,889      1,070
 Rollover
  Contributions         -           -          -          -          -          -          -         -          -
Interest and
 dividends        326,475      10,466    139,418     34,073     32,788     19,387     46,689    37,477        163
Interest from
 participant
 loans             16,284         505      9,626      2,556        745      3,901      6,823     5,565          -
Net appreciation
(depreciation) in
 fair value of
 investments            -     (85,911)   313,283    (48,084)   (17,112)   (38,041)   (44,583)  122,393        213
Forfeiture
 activity           9,036         (76)    (1,449)    (3,775)      (376)    (1,674)      (296)   (1,333)         -
Loan activity    (256,025)      1,023    (27,436)    26,321       (435)    17,569      1,045   (23,843)         -
                ---------     -------   --------   --------   --------    -------    --------  -------    -------
Total additions   150,142     (46,471)   544,035    (24,957)    25,161     28,504     87,617   216,376      2,609
                ---------     -------   --------   --------   --------    -------    --------  -------    -------
DEDUCTIONS:
Administrative fees   768           -          -        369        188          -         19       181          -
Benefits paid to
 participants   1,119,602     140,908    171,473      5,123      2,509      3,816      5,657    14,566          -
                ---------   ---------   --------   --------   --------    -------    -------  --------    -------
Total deductions1,120,370     140,908    171,473      5,492      2,697      3,816      5,676    14,747          -
                ---------   ---------   --------   --------   --------    -------    -------  --------    -------
Net increase (decrease)
 before interfund
 transfer        (970,228)   (187,379)   372,562    (30,449)    22,464     24,688     81,941   201,629      2,609
Interfund transfers
  (participants)  127,409      47,303      6,413    (37,302)    (2,541)   (58,803)   (69,443)     (448)     2,500
Interfund transfers
  (Plan)                -           -          -    966,176    361,471    551,181          -         -          -
                ---------    --------    -------    -------    -------    -------    -------  --------    -------
Net Increase
  (decrease)     (842,819)   (140,076)   378,975    898,425    381,394    517,066     12,498   201,181      5,109
Net assets available
 for benefits,
 beginning of
   year         5,820,544     513,687  1,508,379          -          -          -    554,738   564,012          -
                ---------  ----------  ---------  ---------   --------   --------   --------  --------    -------

Net assets available
 for benefits,
 end of year   $4,977,725  $  373,611 $1,887,354 $  898,425  $ 381,394   $517,066   $567,236 $ 765,193   $  5,109
                =========   =========  =========  =========   ========   ========  =========  ========    =======

                               13

                           BERRY PETROLEUM COMPANY THRIFT PLAN
                              NOTES TO FINANCIAL STATEMENTS


                                                  Spartan                 T. Rowe     Vanguard
                   Fidelity  Fidelity  Fidelity  US Equity   Fidelity     Price       Welle-
                   Freedom   Freedom   Freedom    Index      US Bond      Equity      sley       GAM         Loan
       1998         2010       2020      2030      Fund       Index       Income      Income     Intl.      Account      Total
                   -------   -------   -------    -------    -------     --------    -------    --------    -------     --------
ADDITIONS TO NET ASSETS(continued):
Contributions from:
 Participants    $  6,723   $ 12,039  $   6,133  $  28,060   $ 2,856  $    33,941   $   9,785   $  24,643  $       -  $  366,781
 Employer           4,140      6,701      5,668     17,765     2,047       17,943       4,142      18,189          -     236,277
 Rollover
  contributions       311          -          -          -         -            -           -           -          -         311
Interest and
 dividends          1,064        718      2,280        947        77       16,210      13,347           -          -     681,579
Interest from
 participant loans    951      2,493      1,017      5,701        57        2,876       1,671       2,072          -      62,843
Net appreciation
 (depreciation)
 in fair value
 of investments     1,846      2,919     28,111     33,197        17       50,249      10,764      88,107          -     417,368
Forfeiture
 activity               -          -          -          -         -           10          14          14          -          95
Loan activity      19,119      7,465      1,899     24,456       266       (1,850)     (4,159)        414    266,813
                  -------    -------   --------   --------    ------   ----------    --------    --------  ---------   ---------
Total additions    34,154     32,335     45,108    110,126     5,320      119,379      35,564     133,439    266,813   1,765,254
                  -------    -------   --------   --------    ------   ----------    --------    --------  ---------   ---------

DEDUCTIONS:
Loan fees               -          -          7         88         -            -           -           -          -       1,620
Benefits paid
 to participants        -          -          -          -         -       80,681      25,616       7,374     92,492   1,669,817
                  -------    -------   --------   --------    ------   ----------    --------    --------  ---------   ---------
Total deductions        -          -          7         88         -       80,681      25,616       7,374     92,492   1,671,437
                  -------    -------   --------   --------    ------   ----------    --------    --------  ---------   ---------

Net increase
 (decrease)
 before interfund
 transfers         34,154     32,335     45,101    110,038     5,320       38,698       9,948     126,065    174,321      93,817
Interfund transfers
 (participant)      2,500     (1,409)    59,022    142,476         -      (94,430)    (28,645)    (94,602)         -           -
Interfund transfers
 (Plan)                 -          -          -          -         -     (966,176)   (361,471)   (551,181)         -           -
                  -------    -------    -------   --------    ------   ----------    --------    --------   --------   ---------
Net increase
(decrease)         36,654     30,926    104,123    252,514     5,320   (1,021,908)   (380,168)   (519,718)   174,321      93,817
Net assets
 available for
 benefits,
 beginning of year      -          -          -          -         -    1,021,908     380,168     519,718    575,038  11,458,191
                  -------    -------   --------   --------    ------   ----------    --------    --------   --------  ----------

Net assets
 available
 for benefits
 end of year     $ 36,654   $ 30,926  $ 104,123  $ 252,514   $ 5,320  $         -   $       -   $       -  $ 749,358 $11,552,008
                  =======    =======   ========   ========    ======   ==========    ========    ========   ========  ==========

                       BERRY PETROLEUM COMPANY THRIFT PLAN
                          NOTES TO FINANCIAL STATEMENTS

6.  Investments (continued)                           T. Rowe
                        Group    Berry                Price     Vanguard     GAM      Fidelity    Fidelity
                       Annuity   Stock     Fidelity    Equity    Wellesley   Inter-   Low Priced   Growth &      Loan
       1997           Contracts  Fund     Contrafund  Income     Income     national   Stock       Income     Account    Total
                      --------  -------  ---------    --------   --------  ---------  --------    --------    -------  --------

ADDITIONS TO NET
ASSETS:
Contributions from:
 Participants         $ 89,728 $      -   $ 91,351  $   59,234  $  21,752  $  31,549  $  50,714  $  45,113   $     -  $  389,441
 Employer               56,436   52,257     50,059      42,253     10,533     26,027     28,452     29,004         -     295,021
 Rollover contributions 86,789        -        289         433        289        144        289          -         -      88,233
Interest and
 dividends             375,904   11,377    141,475      95,651     41,124     22,738     34,436     22,448         -     745,153
Interest from
 participant loans      25,484        -      7,236       5,188      2,916      2,512      5,950      4,584         -      53,870
Net appreciation
 (depreciation)
 in fair value
 of investments              -   82,943    122,294     105,269     19,525     65,958     59,755     84,618         -     540,362
Loan activity          (85,097)       -      2,684      21,614      5,078      2,220     16,960      8,041    28,050           -
                     ---------  -------    -------    --------    -------   --------  ---------   --------  --------  ----------
Total additions        549,244  146,577    415,388     329,642    101,217    151,148    196,556    193,808    28,050   2,112,080
                     ---------  -------    -------    --------    -------   --------  ---------   -------- --------   ----------

DEDUCTIONS:
Benefits paid to
 participants          274,532    5,975     39,582       5,820      2,028     20,814     22,605     21,105    30,653     423,114
                     ---------  -------   --------   ---------   --------   --------  ---------   --------  --------  ----------
Total deductions       274,532    5,975     39,582       5,820      2,028     20,814     22,605     21,105    30,653     423,114
                     ---------   ------   --------   ---------   --------   --------  ---------   --------  --------  ----------

Net increase
 (decrease) before
 interfund transfers   274,712  140,602    375,806     323,822     99,189    130,334    173,951    172,703    (2,153)  1,688,966
Interfund transfers   (424,276)  13,188    (51,634)     82,427     13,804    145,886     89,233    131,372         -           -
                     ---------   ------   --------   ---------   --------   --------  ---------   --------  --------  ----------
Net increase(decrease (149,564) 153,790    324,172     406,249    112,993    276,220    263,184    304,075    (2,153)  1,688,966

Net assets available
 for benefits,
 beginning of year   5,970,108  359,897  1,184,207     615,659    267,175    243,498    291,554    259,937   577,190   9,769,225
                     --------- --------  ---------   ---------   --------   --------   --------   --------  --------  ----------

Net assets available
 for benefits
 end of year        $5,820,544 $513,687 $1,508,379  $1,021,908  $ 380,168  $ 519,718  $ 554,738  $ 564,012 $ 575,037 $11,458,191
                     ========= ========  =========   =========   ========   ========   ========   ========  ========  ==========
</TABLE

                                              15

                    BERRY PETROLEUM COMPANY THRIFT PLAN
        Item 27a - Schedule of Assets Held for Investment Purposes
                            December 31, 1998


(a)(b)Identity of issue,    (c) Description of         (d)Cost  (e) Current
borrower, lessor, or        investment including                     Value
similar party               maturity  date, rate of
                            interest, collateral,
                            par or maturity value

United of Omaha Life
Insurance Company
 Contract 39WM-10700        5.65% due 12-31-98       $   916,045  $   916,045
                            5.833% due 12-31-98        1,086,873    1,086,873
                            8.093%, due 12-31-99         506,887      506,887
                                                      ----------   ----------
                             Total United of Omaha     2,509,805    2,509,805
                                                      ----------   ----------

John Hancock Mutual Life
 Insurance Company
  Contract 8829 GAC         6.68%, due 12-20-2000      1,624,679    1,624,679

  Contract 9605 GAC         6.17%, due 12-31-2001        724,343      724,343
                                                      ----------   ----------
                             Total John Hancock        2,349,022    2,349,022
                                                      ----------   ----------
                  Total Group Annuity Contracts        4,858,827    4,858,827
                                                      ----------   ----------

                            Fidelity Managed
                             Income Portfolio            118,898      118,898
                                                      ----------   ----------

                  Total Blended Income Fund            4,977,725    4,977,725
                                                      ----------   ----------

*Berry  Petroleum Company  Berry Stock Account -
 ($.01 par value)           Class  A  Common  Stock      249,024      373,611
 (26,333 shares)

 Fidelity Contrafund       Mutual Fund                 1,353,990    1,887,354

 Fidelity Equity Income    Mutual Fund                   866,742      898,425

 Fidelity Puritan          Mutual Fund                   365,910      381,394

 Fidelity Diversified
  International            Mutual Fund                   489,575      517,066

 Fidelity Low Priced Stock Mutual Fund                   568,468      567,236

 Fidelity Growth & Income  Mutual Fund                   569,172      765,193

 Fidelity Freedom 2000     Mutual Fund                     4,896        5,109

 Fidelity Freedom 2010     Mutual Fund                    34,808       36,654

 Fidelity Freedom 2020     Mutual Fund                    27,992       30,926

 Fidelity Freedom 2030     Mutual Fund                    86,557      104,123

 Spartan US Equity Index   Mutual Fund                   219,293      252,514

 Fidelity US Bond Index    Mutual Fund                     5,303        5,320
                                                      ----------   ----------
                     Total Investments, at Fair Value  4,841,730    5,824,925
                                                      ----------   ----------
 Total  Investments                                  $ 9,819,455  $10,802,650
                                                      ==========   ==========

 Participant loans         Interest bearing loans    $         0  $   749,358
                           at prime rate plus 2%;     ==========   ==========
                           interest rates on
                           outstanding loans range
                           from 8% to 11.0%.

* Party in interest

                    BERRY PETROLEUM COMPANY THRIFT PLAN
               Item 27d - Schedule of Reportable Transactions
                        Year Ended December 31, 1998


Under ERISA, a reportable transaction is a transaction or series of transactions that involves more than 5% of the fair value of plan assets at the beginning of the year. The following represent reportable transactions for the plan year ended December 31, 1998:

   (a)     (b)                (c)        (d)       (e)      (f)      (g)        (h)         (i)
 Identity  Description       Total      Total     Lease   Expense  Cost of    Current     Net gain
 of party   of asset       purchases    sales    rentals  incurred  asset     value of    or (loss)
 involved   (include                                        with              of asset    realized
            interest                                       trans-             on trans-
            rate and                                       action               action
            maturity                                                             date
            in case of
             a loan)
United of  Group
 Omaha     Annuity          $    -     $  618,825   N/A     None   $ 618,825  $       -   $      -
           Contract
           39G-8378

T. Rowe    Equity Income    $    -     $1,021,908   N/A     None   $ 971,659  $1,021,908  $ 50,249
 Price      Fund

Fidelity  Equity Income     $1,041,831 $   95,323   N/A     None   $ 111,129  $   95,323  $(15,806)
           Fund

Fidelity  Diversified       $  622,174 $   67,068   N/A     None   $  78,540  $   67,068  $(11,472)
           International


                          SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                BERRY PETROLEUM COMPANY THRIFT PLAN


              By     /s/ Jerry V. Hoffman
              Name:    Jerry V. Hoffman
              Title:     Member of 401(k) Administrative Committee

              By     /s/ Ralph J. Goehring
              Name:    Ralph J. Goehring
              Title:     Member of 401(k) Administrative Committee


              By     /s/ Kenneth A. Olson
              Name:    Kenneth A. Olson
              Title:     Member of 401(k) Administrative Committee



     September 30, 2003